UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

PAGSEGURO DIGITAL LTD.

(the “Company”)

MINUTES of the Annual General Meeting of the Company will be held Av. Brigadeiro Faria Lima, 1384, São Paulo, SP, Brazil, 01451-001, at 11am on May 30, 2019.

Present:	Eduardo Alcaro, Director and Chairman
Maria Judith de Brito, Director
Ricardo Dutra da Silva, Director
Shareholders present in person listed in Schedule 1
Shares represented by proxy listed in Schedule 2
In attendance:	Renato Bertozzo Duarte

1	CHAIRMAN

In the absence of the Luis Frias and in accordance with article 18.4 of the Company’s amended and restated articles of association (the “Articles”), the directors present hereby elect one of their number, Mr. Eduardo Alcaro, to chair the meeting and Mr. Eduardo Alcaro has agreed to act as Chairman to the meeting (the “Chairman”).

2	OPENING OF MEETING

The Chairman opened the meeting and reported that due notice of the meeting had been given to those shareholders entitled to receive it in accordance with the Company’s articles of association and declared that, as a quorum was present, the meeting was duly convened.

3	BUSINESS OF THE MEETING

The Chairman reported that business of the meeting was to consider and, if thought fit, pass the proposed resolutions set out in the notice of the meeting.

4.	FINANCIAL STATEMENTS

The Chairman noted that the consolidated financial statements of the Company for the year ended December 31, 2018 together with the auditor’s report thereon were laid before the meeting.

5.	DIRECTOR ELECTIONS

IT WAS RESOLVED THAT the following persons be and are hereby re-elected as directors of the Company to hold office until the next Annual General Meeting of the Company or until their respective successors have been elected or appointed or their office is otherwise vacated:

Luis Frias

Maria Judith de Brito

Eduardo Alcaro

Noemia Mayumi Fukugauti Gushiken

Cleveland Prates Teixeira

Marcos de Barros Lisboa

Ricardo Dutra da Silva

6.	LONG TERM INCENTIVE PLAN

IT WAS RESOLVED THAT the adoption of a Long-Term Incentive Plan (the “LTIP Goals”) in the form approved by the directors be and is hereby approved and sanctioned, subject to the number of Shares granted under the LTIP Goals in any financial year not exceeding one percent of the total issued and outstanding Shares of the Company in any such year.

7.	PRIOR ACTS

IT WAS RESOLVED THAT all actions taken by the directors and officers of the Company in relation to the business of the Company during the financial year ended December 31, 2018 be and are hereby ratified and confirmed.

8.	CLOSE

There being no further business to be transacted the Chairman declared the meeting closed.

/s/ Eduardo Alcaro

Eduardo Alcaro Chairman

SCHEDULE 1

Shareholders present in person

Name of Shareholder	Number of Class A Shares	Number of Class B Shares

Universo Online S.A.	0	165,620,861

SCHEDULE 2

Shares represented by proxy

Number of Class A Shares represented by Proxy	Number of Class B Shares represented by Proxy

135,157,428	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro

Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director